SO 3-9-04

VF 3-4-04

SECU 04001717 MMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8-49155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YOUNG & PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, SUITE 1145
(No. and Street)

New York (City) New York (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER YOUNG (212)682-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAI ENG, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

800 Second Avenue, 8TH FLOOR, NY, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUNG & PARTNERS LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NOELIA POWELL
NOTARY PUBLIC
STATE OF NEW YORK
IPO5068767
My Commission Expires November

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Reconciliation of Net Capital between audited computation and corresponding Focus Part IIa

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Items (h), (i), (j) and (k) are not applicable to Young & Partners or Young & Partners is exempt in accordance with our membership agreement and restrictive agreements dated September 15, 1999 and June 11, 1996, respectively.

YOUNG & PARTNERS LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003

Wai G. Eng, CPA, P.C.
Certified Public Accountants

Young & Partners LLC

Financial Statements
December 31, 2003

TABLE OF CONTENTS:

	Page Number
Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Position	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information:	
Schedule I - Net Capital Calculation	9
Schedule II - Reconciliation of Net Capital Between Audited Computation and Corresponding Focus Part II A	10
Independent Auditor's Report on Internal Accounting Control and Material Inadequacies	11

Wai G Eng, CPA, P.C.
Certified Public Accountants

800 Second Avenue, 8th Floor
New York, NY 10017
Tel: (212) 692-9888
Fax: (212) 692-9191

INDEPENDENT AUDITOR'S REPORT

To the Members of
Young & Partners LLC

We have audited the accompanying statement of financial position of Young & Partners LLC (the "LLC") as of December 31, 2003, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Young & Partners LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is the responsibility of the LLC's management and is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Wai G. Eng, CPA, P.C.

Wai G. Eng, CPA, P.C.
February 17, 2004

Young & Partners LLC

Statement of Financial Position
December 31, 2003

ASSETS

CURRENT ASSETS		
Cash	$ 1,786,715	
Accounts receivable	62,770	
Prepaid expenses	26,354	
Total current assets		$ 1,875,839
PROPERTY AND EQUIPMENT (Note 1)		
Equipment	142,790	
Furniture and fixtures	45,283	
	188,073	
Less: accumulated depreciation	(159,565)	
Property and equipment - net		28,508
OTHER ASSETS		
Investment in securities (Notes 1 and 4)	11,100	
Security deposit	12,456	
Total other assets		23,556
TOTAL ASSETS		$ 1,927,903

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 16,719	
Taxes payable & accrued taxes	12,000	
Unearned income	20,000	
Total current liabilities		$ 48,719
TOTAL LIABILITIES		48,719
MEMBERS' EQUITY		1,879,184
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 1,927,903

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Statement of Operations
Year Ended December 31, 2003

REVENUES:		
Fee income	$ 1,635,000	
Interest income	8,025	
Total revenues		$ 1,643,025
EXPENSES:		
Rent	127,439	
Utilities	4,680	
Insurance	36,489	
Advertising & promotion	50,513	
Professional fees	14,688	
Consulting expenses	12,000	
Salary expense	683,856	
Payroll & other taxes	38,711	
Telephone	12,188	
Information & research services	77,112	
Postage and delivery	10,356	
Filing & registrations	16,733	
Entertainment and meals	24,524	
Travel and transportation	19,910	
Office expenses	10,099	
Office supplies	14,720	
Printing and copying	1,690	
Dues and subscriptions	6,340	
Repair and maintenance	4,015	
Temporary help	1,097	
Miscellaneous	617	
Depreciation	15,482	
Total expenses		1,183,259
INCOME BEFORE PROVISION FOR INCOME TAX		459,766
PROVISION FOR INCOME TAX (Note 2)		18,000
NET INCOME		$ 441,766

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2003

	Paid in Capital	Accumulated Earnings/ (Deficits)	Total Members' Equity
BEGINNING MEMBERS' EQUITY	$ 120,000	$ 1,317,418	$ 1,437,418
Contribution of capital	-	-	-
Net income	-	441,766	441,766
Distribution to members	-	-	-
ENDING MEMBERS' EQUITY	$ 120,000	$ 1,759,184	$ 1,879,184

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Statement of Cash Flows
Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 441,766
Adjustments to reconcile net income to changes in assets and liabilities:		
Depreciation expense		15,482
Source (use) of cash from operating assets and liabilities:		
Accounts receivable	$ 224,781	
Prepaid expenses	(4,246)	
Other assets	(1,029)	
Accounts payable and accrued expenses	(9,538)	
Taxes payable and accrued taxes	5,231	
Unearned income	20,000	
		235,199
Net cash provided by operating activities		692,447
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipments & furnitures	(7,638)	
Net cash used in investing activities		(7,638)
NET INCREASE IN CASH		684,809
CASH AT BEGINNING OF PERIOD		1,101,906
CASH AT END OF PERIOD		$ 1,786,715
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest		$ -
Taxes		12,500
Total		$ 12,500

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC ("the LLC") was formed on November 16, 1995 under the Delaware Limited Liability Company Act (6 Del. C. Section 18-101, et seq.) for the purpose of engaging in investment banking activities. The address of the registered office of the LLC in the State of Delaware is c/o The Company Corporation, Three Christina Center, 201 N. Walnut Street, Wilmington, New Castle County, Delaware 19801. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Company Corporation, Three Christina Center, 201 N. Walnut Street, Wilmington, New Castle County, Delaware 19801.

The latest date on which the LLC is to dissolve is November 16, 2015.

The LLC is a securities broker/dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers.

Note 1. Summary of Significant Accounting Policies

The LLC's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered particularly significant.

1. The financial statements are prepared on an accrual basis.

2. Property and equipment is capitalized at cost at the time of purchase and depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from 5 to 7 years.

3. The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Members.

Note 2. Provision for Income Tax

The LLC is an unincorporated entity and is treated as a partnership for Federal and State income tax purposes. Therefore, no provision for Federal or State income taxes has been provided for. The Members are taxed individually on their share of LLC's earnings. A provision for local tax was made for New York City unincorporated business tax.

Note 3. Net Capital Requirement

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the LLC is required to maintain a minimum net capital of $5,000. As of December 31, 2003, the LLC had net capital of $1,737,996, which was $1,732,996 in excess of its required minimum net capital.

Note 4. Investment in Securities

The LLC has investments in not-readily marketable securities consisting of warrants and common stocks. Since these securities are not readily marketable, they are valued by management at cost in the amount of $11,100.

Note 5. Lease Commitment

The LLC has leased space at 230 Park Avenue, New York, New York under an operating lease expiring on February 28, 2008 with an option to terminate the lease effective February 28, 2004.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2003:

Year Ending Dec 31	Amount
2004	$ 122,100
2005	$ 122,100
2006	$ 122,100
2007	$ 122,100
2008	$ 20,350

The rent expense was $ 127,439 in 2003.

Young & Partners LLC

Net Capital Calculation - Schedule I
December 31, 2003

Credits		
Members' equity		$ 1,879,184
Debits		
Nonallowable assets		
Accounts receivable	$ 62,770	
Prepaid expenses	26,354	
Property and equipment - net	28,508	
Investments in securities	11,100	
Security deposit	12,456	
Total nonallowable assets		141,188
Net Capital at December 31, 2003		$ 1,737,996

The accompanying notes are an integral part of the financial statements.

Young & Partners LLC

Reconciliation of Net Capital Between Audited Computation And Corresponding Focus Part II A - Schedule II
December 31, 2003

Reconciliation of Net Capital:

Net Capital per unaudited Focus Part II A	$ 1,737,996
Audit adjustment	-
Net Capital Per Audited Report	$ 1,737,996

The accompanying notes are an integral part of the financial statements.

Wai G Eng, CPA, P.C.
Certified Public Accountants

800 Second Avenue, 8th Floor
New York, NY 10017
Tel: (212) 692-9888
Fax: (212) 692-9191

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL AND MATERIAL INADEQUACIES

To the Members of
Young & Partners LLC

In planning and performing our audit of the financial statements of Young & Partners LLC (the "LLC") for the year ended December 31, 2003, we obtained an understanding of its internal control structure and accounting system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide an opinion on the internal control structure.

The LLC's management is responsible for establishing and maintaining an internal control structure and the practices and procedures. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures. Because of inherent limitations in any internal control structure or the practices and procedures, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

We have also made a study of the practices and procedures that accomplished the objectives as referred in Rule 17a-5(g).

Based on the above, we believe that there are no material inadequacies at December 31, 2003 with respect to the LLC's internal control structure, accounting system, and its practices and procedures.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Wai G. Eng, CPA, P.C.

Wai G. Eng, CPA, P.C.
February 17, 2004